EXHIBIT 21

Private Media Group, Inc. Subsidiaries

Name of Subsidiary	Place of Incorporation
Cine Craft, Ltd.	GIBRALTAR
Coldfair Holdings Limited	CYPRUS
Fraserside Holdings Ltd.	CYPRUS
Peach Entertainment Distribution AB	SWEDEN
Milcap Media Group S.L.	SPAIN
Milcap Publishing Group Italy Srl	ITALY
Private Benelux B.V.	THE NETHERLANDS
Private France SAS	FRANCE
Private North America, Ltd.	U.S. (California)
Barbuda B.V.	THE NETHERLANDS
Ceresland S.L.	SPAIN
Private Media Group Canada, Inc.	CANADA